October 10, 2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

       Re: CANNAPOWDER, INC.
           Amendment No. 5 to Registration Statement on Form 10
           Filed September 24, 2018
           File No. 000-26027

Dear Mr. Carmel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Rich Rubin